Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

January 17, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp.
Registration Statement on Form S-1 (SEC File No. 333-146353)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Sports Properties Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 17, 2008 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between January 4, 2008 and January 17, 2008, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated January 4, 2008 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	2,514
Dealers	276
Institutions	3,891
Others	319
Total	7,000

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

        As Representative

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name: Thomas M. Morrison
Title: Managing Director, Equity Capital Markets